

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

July 6, 2006

By Facsimile and U.S. Mail

Ms. Elizabeth B. Higgins
Principal Financial Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084-5336

> **Re: Oglethorpe Power**
> **Form 10-K for the calendar year ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 033-07591**

Dear Ms. Elizabeth B. Higgins:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief